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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

BACKLOG & DELIVERIES 3Q25 Embraer’s backlog reached US$31.3 billion in 3Q25 - an unprecedented high! Commercial Aviation reported a US$15.2 billion backlog, setting a new 9-year record, supported by a 2.7x book-to-bill ratio over the past year 2.7x Executive Aviation delivered its 2,000th business jet during the quarter, and there is only 32% of the midpoint of the annual guidance left for 4Q 2,000th Defense & Security delivered one KC-390 Millennium to the Portuguese Air Force, and sold 5 A-29 Super Tucano units to Panama and SNC 5 A-29 The E195-E2 small narrowbody will join Avelo Airlines’ (up to 100 jets) and LATAM Group’s (up to 74 jets) fleets E195-E2 Services & Support sustained its record-high US$4.9 billion backlog, up 40% year-over-year 4.9 bn 3 São Paulo (SP), Brazil, October 21, 2025 Embraer (NYSE: ERJ / B3: EMBR3), a global leader in the aerospace industry, registered a US$31.3 billion backlog in the third quarter (3Q25) – an unprecedented high for the company. Embraer delivered 62 aircraft in 3Q25 across all its business units. The result reflects a 5% increase compared to the 59 deliveries in the third quarter of last year (3Q24), and slightly higher than the 61 jets logged in the second quarter of 2025 (2Q25). Year-to-date, Commercial and Executive Aviation deliveries totaled 148 aircraft, 16% higher than the 128 jets registered year-over-year (yoy). Business Unit 3Q25 2Q25 3Q24 9M25 9M24 2025 Guidance Executive Aviation 41 38 41 102 86 145-155 Phenom 100 3 4 4 9 7 Phenom 300 20 17 18 49 46 Light Jets 23 21 22 58 53 Praetor 500 11 8 9 22 15 Praetor 600 7 9 10 22 18 Midsize Jets 18 17 19 44 33 Commercial Aviation 20 19 16 46 42 77-85 E175 7 9 4 20 15 E190-E2 2 1 2 3 6 E195-E2 11 9 10 23 21 Total Commercial Av. & Executive Av. 61 57 57 148 128 222-240* Defense & Security 1 4 2 5 3 KC-390 Millennium 1 - 2 1 3 A-29 Super Tucano - 4 - 4 - Business Unit 3Q25 2Q25 qoq 3Q24 yoy Commercial Aviation 15.2 13.1 16% 11.1 37% Executive Aviation 7.3 7.4 -2% 4.4 65% Services & Support 4.9 4.9 1% 3.5 40% Defense & Security 3.9 4.3 -9% 3.6 8% Total 31.3 29.7 5% 22.7 38% Backlog by Segment - US$ bn *Excludes KC-390 Millennium and A-29 Super Tucano deliveries. Deliveries by Segment 4 Commercial Aviation Highlights Commercial Aviation reported a backlog of US$15.2 billion in 3Q25, setting a new 9-year record. The backlog was up 37% compared to 3Q24 and up 16% versus 2Q25, supported by a 2.7x book-to-bill ratio over the past year. During the quarter, Embraer announced the E195-E2 small narrowbody will join Avelo Airlines’ and LATAM Group’s fleets. Avelo Airlines placed a firm order of 50 jets with purchase rights for 50 more, which should support the airline’s strategy to deliver affordable and convenient travel across the United States. Shortly after, LATAM Group signed a firm order for 24 aircraft with purchase rights for additional 50, which should help the airline expand connectivity across South America. There was 1 net cancellation for the E175 program during the quarter. More importantly, the recently signed agreement with TrueNoord for 20 E195-E2 jets with purchase rights for another 20 units, and up to 10 E175 jets, should be included in fourth quarter of 2025. In 3Q25, the business unit delivered 20 new aircraft, 4 more than the 16 delivered in 3Q24. Consequently, during the 9M25, deliveries totaled 46 aircraft or 57% of the midpoint of the full year guidance (between 77 and 85 in 2025), 2 percentage points above the 55% average recorded for the period over the past 5 years. Looking forward, we expect more tangible results from our production leveling initiative in 2026. The models delivered during the period were the E175 to American Airlines (4) and Republic Airlines (3), the E190-E2 to Azorra (2), and the E195-E2 to Porter (4), Azorra (3), Aircastle (2) and Mexicana (2). E195-E2 5 Commercial Aviation Backlog per aircraft model Customer (Country) Firm Orders Deliveries Firm Order Backlog Embraer 190-E2 67 30 37 ANA (Japan) 15 - 15 Mexicana (Mexico) 10 - 10 Azorra (USA) 16 11 5 Virgin Australia (Australia) 4 - 4 Aircastle (USA) 2 - 2 Air Kiribati (Kiribati) 2 1 1 Aercap (Ireland) 5 5 - Helvetic (Switzerland) 8 8 - Wideroe (Norway) 3 3 - Placar Linhas Aéreas (Brazil) 1 1 - Undisclosed 1 1 - Customer (Country) Firm Orders Deliveries Firm Order Backlog Embraer 195-E2 404 151 253 Azul (Brazil) 51 - 51 Avelo (USA) 50 - 50 SAS (Sweden) 45 - 45 Porter (Canada) 75 48 27 LATAM (Chile) 24 - 24 Aercap (Ireland) 43 31 12 Air Peace (Nigeria) 16 5 11 Azorra (USA) 23 15 8 Mexicana (Mexico) 10 3 7 Salam Air (Oman) 6 - 6 Luxair (Luxembourg) 6 - 6 Aircastle (USA) 23 18 5 Royal Jordanian (Jordan) 2 1 1 Binter Canarias (Spain) 16 16 - ICBC (China) 10 10 - Helvetic (Switzerland) 4 4 - Customer (Country) Firm Orders Deliveries Firm Order Backlog Embraer 175 999 799 200 American Airlines (USA) 204 118 86 SkyWest (USA) 288 214 74 Republic Airlines (USA) 187 155 32 Horizon Air / Alaska (USA) 50 47 3 Undisclosed 3 1 2 Air Peace (Nigeria) 2 - 2 Overland Airways (Nigeria) 3 2 1 Air Canada (Canada) 15 15 - Air Lease (USA) 8 8 - Alitalia (Italy) 2 2 - Belavia (Belarus) 1 1 - CIT (USA) 4 4 - ECC Leasing (Ireland)* 1 1 - Flybe (UK) 11 11 - Fuji Dream (Japan) 2 2 - GECAS (USA) 5 5 - KLM (Netherlands) 17 17 - LOT Polish (Poland) 12 12 - Mauritania Airlines (Mauritania) 2 2 - Mesa (USA) 7 7 - NAC / Aldus (Ireland) 2 2 - NAC / Jetscape (USA) 4 4 - Northwest (USA) 36 36 - Oman Air (Oman) 5 5 - Royal Jordanian (Jordan) 2 2 - Suzuyo (Japan) 11 11 - TRIP (Brazil) 5 5 - United Airlines (USA) 110 110 - * Aircraft delivered by ECC Leasing (Air Caraibes). 3Q25 Backlog - Commercial Aviation Aircraft Type Firm Orders Deliveries Firm Order Backlog E195-E2 404 151 253 E190-E2 67 30 37 E175 999 799 200 Total 1,470 980 490 6 Executive Aviation Highlights Executive Aviation posted a backlog of US$7.3 billion in 3Q25, up 65% yoy, but slightly down 2% quarter-over-quarter (qoq). The business unit recorded 41 deliveries in the period, in line with the number of jets delivered in 3Q24. Consequently, during the 9M25, deliveries totaled 102 aircraft or 68% of the midpoint of the full year guidance (between 145 and 155 in 2025), 11 percentage points above the 57% average recorded for the period over the past 5 years. Looking forward, we expect additional tangible results from our production leveling initiative in 2026. Embraer achieved a defining moment in the company’s history in August with its 2,000th business jet delivery. The milestone aircraft was a Praetor 500 – the furthest and fastest-flying midsize jet in the world – delivered to an undisclosed corporate flight department client. Praetor 600 15% 11% 25% 21% 27% 25% 43% 7 Defense & Security Highlights In Defense & Security, the backlog reached US$3.9 billion in 3Q25, up 8% yoy. The business unit delivered the third KC-390 Millennium to the Portuguese Air Force. The highlight of the quarter was the signing of a contract with Panama for the acquisition of 4 A-29 Super Tucano aircraft. The Panamanian National Air and Naval Service (SENAN) will operate the fleet as part of its new surveillance and protection platform. The business unit also announced an agreement for the sale of 1 unit of the A-29 Super Tucano to SNC in the United States, in advance of a potential Foreign Military Sales (FMS) case. In August 2025, aligned with Embraer’s strategic objective of increasing near-term aircraft availability for international customers, Embraer and the Brazilian Air Force entered into a mutual agreement to reduce the total number of KC-390 aircraft to be delivered under the existing contract from 19 to 18 units. The KC-390 Millennium purchase by Sweden (4), the selection by Slovakia (3), Lithuania (3), the additional order from Portugal (1) and the A-29 Super Tucano order for Panama (4) are not included in the backlog, since these contracts are not yet effective or still under discussion. 3Q25 Backlog - Defense & Security Aircraft Type Firm Orders Deliveries Firm Order Backlog KC-390 Millennium 41 11 30 A-29 Super Tucano* 35 4 31 *Includes only A-29 Super Tucano ordered since 2024. A total of 264 aircraft has been delivered through 2023. A-29 Super Tucano 8 Defense & Security Backlog per aircraft model Customer (Country) Firm Orders Deliveries Firm Order Backlog KC-390 Millennium 41 11 30 Brazilian Air Force (Brazil) 18 7 11 Royal Netherlands Air Force (Netherlands) 5 - 5 Austrian Air Force (Austria) 4 - 4 Republic of Korea Air Force (South Korea) 3 - 3 Czech Air Force (Czech Republic) 2 - 2 Portuguese Air Force (Portugal) 5 3 2 Undisclosed 2 - 2 Hungarian Air Force (Hungary) 2 1 1 Customer (Country) Firm Orders Deliveries Firm Order Backlog A-29 Super Tucano* 35 4 31 Portuguese Air Force (Portugal) 12 - 12 Uruguayan Air Force (Uruguay) 6 - 6 Undisclosed 6 - 6 Undisclosed (Africa) 4 - 4 Paraguayan Air Force (Paraguay) 6 4 2 Sierra Nevada Corporation (USA) 1 - 1 KC-390 Millennium *Includes only A-29 Super Tucano ordered since 2024. A total of 264 aircraft has been delivered through 2023. 9 Services & Support Highlights Services & Support recorded a backlog of US$4.9 billion at the end of the quarter, up a material 40% yoy driven by several contracts signed over the past year. The business unit has maintained its position as one of the main drivers of Embraer’s growth through a combination of operational excellence, outstanding customer experience, and innovative solutions. Services & Support ri.embraer.com.br/en CONTACT investor.relations@embraer.com.br GUI PAIVA EAH CFO; ERJ Head of IR, M&A, CVC gpaiva@embraer.com PATRICIA MC KNIGHT IR Manager patricia.mcknight@embraer.com.br ALESSANDRA REZENDE IR Specialist alessandra.vianna@embraer.com.br MARILIA SABACK SGOBBI IR Specialist marilia.saback@embraer.com.br RODRIGO DINIZ IR Analyst rodrigo.dmendes@embraer.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations